Collaborative Investment Series Trust

125 Greenwich Avenue

Greenwich CT 06830

May 5, 2020

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Collaborative Investment Series Trust (CIK No. 0001719812, File Nos.333-221072;811-23306) Trend Aggregation Cannabis ETF

Dear Sir or Madam:

On May 1, 2020, Collaborative Investment Series Trust (the “Trust”), on behalf of its series, Trend Aggregation Cannabis ETF (the “Fund”), filed a request to withdraw the registration statement filed on October 30, 2019 on Form N-1A (together with all exhibits thereto) as Post-Effective Amendment No. 32 under the Securities Act of 1933, as amended (“Securities Act”) and Amendment No. 35 under the Investment Company Act of 1940, as amended (“1940 Act”) (Accession No. 0001162044-19-000632), in connection with the proposed initial registration of the Fund’s common shares of beneficial interest (together with all amendments and exhibits thereto, the “Registration Statement”). The request should have been coded on EDGAR as AW, but was inadvertently coded as RW. The Fund has not issued or sold securities pursuant to the Registration Statement. Further, and for the sake of clarity, the Trust notes that the request to withdraw the Registration Statement was in no way intended to impact the current effective registration of the Trust or the other series of the Trust as the withdrawal request, by its terms, limited the request to the Registration Statement.

The purpose of this letter is to withdraw the above-referenced withdrawal request filed on October 30, 2019 (Accession No. 0001162044-19-000632). The Trust will re-file the request to withdraw PEA No. 32 and Amendment No. 35 as form type “AW.”

Please direct any questions concerning this letter to Andrew Davalla at Thompson Hine LLP, counsel to the Trust at (614) 469-3353.

Very truly yours,

/s/ Gregory Skidmore

Gregory Skidmore

President

Collaborative Investment Series Trust